Exhibit 12.1

	2006	2007	2008	2009	2010
Profit/loss before tax	5,723	8,268	4,970	962	1,786
Share of results of associated companies	-28	-44	-6	-30	-1
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	5,695	8,224	4,964	932	1,785
Fixed charges:
Interest expense on financial liabilities carried at amortised cost	22	43	185	243	254
Interest portion of rental expense (33%)(1)	95	109	138	144	142

Total fixed charges	117	152	323	387	396

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	5,812	8,376	5,287	1,319	2,181

Ratio of earnings to fixed charges	49.68	55.11	16.37	3.41	5.51

(1)	Represents an appropriate interest factor